Kutak Rock LLP

1625 Eye Street, NW, Suite 800, Washington, DC 20006-4099

office 202.828.2400

Deborah S. Froling

(202) 828-2319

deborah.froling@kutakrock.com

January 14, 2020

Mr. Scott Stringer

Office of Trade and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ICON Leasing Fund Twelve Liquidating Trust Form 10-K for the Fiscal Year Ended December 31, 2018 Filed March 22, 2019 File No. 000-53189

Dear Mr. Stringer:

On behalf of ICON Leasing Fund Twelve Liquidating Trust, a Delaware statutory trust (the “Liquidating Trust”) (as the successor in interest to ICON Leasing Fund Twelve, LLC, a Delaware limited liability company (“Fund Twelve” and together with the Liquidating Trust, the “Trust”), we are responding to your comment letter dated December 23, 2019 regarding the Annual Report on Form 10-K for the year ended December 31, 2018 (the “Annual Report”).

Background on Fund Twelve and the Liquidating Trust

Fund Twelve operated pursuant to its Limited Liability Company Agreement dated as of April 30, 2007 (the “Fund 12 LLC Agreement”). Fund Twelve was organized for the objectives and purposes of engaging in the business of acquiring equipment subject to lease, purchasing equipment and leasing it to third-party end users, and, to a lesser degree, acquiring ownership rights to items of leased equipment at lease expiration. Fund Twelve initially offered limited liability company interests (the “Fund 12 LLC Interests”) pursuant to a Registration Statement on Form S-1 declared effective by the Securities and Exchange Commission (the “Commission”) on May 7, 2007, with the intent to raise up to $410,800,000 of capital. Between May 25, 2007 and April 30, 2009, the final closing date, Fund Twelve sold a total of 348,826 Fund 12 LLC Interests, representing $347,686,947 of capital contributions. On April 24, 2008, Fund Twelve filed a Form 8-A with the Commission and became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). From May 25, 2007 to December 31, 2016, Fund Twelve redeemed approximately 491 Fund 12 LLC Interests. Effective as of December 31, 2016, Fund Twelve transferred all of its remaining assets to the Liquidating Trust enabling Fund Twelve to (i) settle and close its business, (ii) dispose of and convey its property, (iii) discharge its liabilities and (iv) distribute to the holders of beneficial interests of the Liquidating Trust (the “Fund 12 Beneficial Interests”) any remaining assets, but not for the purpose of continuing the business for which Fund Twelve was formed.

In accordance with the Fund Twelve LLC Agreement, on April 30, 2014, Fund Twelve ended its “operating” period and began its “liquidation” period on May 1, 2014, wherein it proceeded to sell its assets and/or let its investments mature in the ordinary course of business. Effective December 31, 2016, the Liquidating Trust succeeded to all of the assets and liabilities of Fund Twelve and began operating pursuant to the ICON Leasing Fund Twelve Liquidating Trust Agreement (the “Liquidating Trust Agreement”) with the goal of completing the liquidation of the Fund Twelve Liquidating Trust as soon as possible, but in no event later than December 23, 2021, unless otherwise extended.

As of December 31, 2018, the Liquidating Trust (a) had approximately 348,335 Fund 12 Beneficial Interests outstanding, held by 8,712 beneficial owners of record (the “Fund 12 Beneficial Owners”), and (b) owned the following assets:

(i)	cash;

(ii)	all right, title and interest in and to all the profits, losses and cash flows related to the Fund Twelve Liquidating Trust’s 75% membership interest in ICON Radiance, LLC, a Marshall Islands limited liability company[1]; and

(iii)	all right, title and interest in and to (a) a senior secured term loan to four affiliates of Técnicas Maritimas Avanzadas, S.A. de C.V. (“TMA”), which matures on January 5, 2021, and (b) shares of common stock representing 9.375% of the issued and outstanding shares of two affiliates of TMA.

Similar to other liquidating trusts and in accordance with the guidance set forth in the Commission no-action letters discussed below, the Liquidating Trust Agreement provides the following:

•	Fund 12 Beneficial Interests are not transferable or assignable, except that they may be assigned or transferred by will, intestate succession, or operation of law.

•	An executor or administrator of a beneficiary’s estate, solely to pay estate, succession or inheritance taxes or estate administration expenses, may mortgage, pledge, grant a security interest in, hypothecate or otherwise encumber a Fund 12 Beneficial Interest only upon written notice to, and upon written consent of, ICON Capital, LLC, the managing trustee (the “Managing Trustee”), which consent may be withheld in the Managing Trustee’s sole discretion.

•	The Fund 12 Beneficial Interests have not been, nor will they be, certificated or represented by any form of other instrument. Rather, pursuant to the Liquidating Trust Agreement, the Managing Trustee will maintain a record of the name and address of each beneficiary and such beneficiary’s aggregate Fund 12 Beneficial Interests.

•	The Fund 12 Beneficial Interests have not and will not be listed on any exchange or quoted on any quotation system. Neither the Managing Trustee, the Liquidating Trust nor any of their affiliates, will take any actions to facilitate or encourage any trading in the Fund 12 Beneficial Interests or any instrument or interests tied to the value of the Fund 12 Beneficial Interests.

1 As disclosed in the Annual Report, the Liquidating Trust exited this investment on March 11, 2019. As a result, the only remaining assets currently owned by the Liquidating Trust include cash and the investment in TMA.

The purpose of the Liquidating Trust is to liquidate and distribute the assets transferred to it by Fund Twelve. Pursuant to the Liquidating Trust Agreement, the Liquidating Trust’s activities will be specifically limited to conserving, protecting and selling the assets transferred to it and distributing the proceeds therefrom, including holding such assets for the benefit of the holders of the Fund 12 Beneficial Interests, enforcing the rights of the holders of the Fund 12 Beneficial Interests, temporarily investing such proceeds and collecting income therefrom, providing for the liabilities of the Liquidating Trust, making liquidating distributions to the holders of the Fund 12 Beneficial Interests and taking other actions as may be necessary to conserve and protect the assets of the Liquidating Trust and providing for the orderly liquidation thereof.

In accordance with the terms of the Liquidating Trust Agreement, the Liquidating Trust will terminate upon the earliest of (1) the payment to the holders of the Fund 12 Beneficial Interests of all of the assets in the Liquidating Trust and (2) December 23, 2021.

Pursuant to the Liquidating Trust Agreement and consistent with other liquidating trust no-action letters issued by the Commission, the Managing Trustee committed to continuing to file an annual report with the Commission that includes statements showing the financial position of the Liquidating Trust at the end of the most recent two years and the income and expenses of the Liquidating Trust for the most recent two years. In addition, the annual report includes a statement of cash flows to show how changes in the balance sheet accounts and income affect cash and cash equivalents for the most recent two years. These statements were not prepared under the liquidation basis of accounting in accordance with Accounting Standards Update No. 2013-07, Liquidation Basis of Accounting, as Fund Twelve’s Plan does not differ from the plan for liquidation that was contained in the Fund Twelve LLC Agreement since inception. The annual report also provides disclosures as required by U.S. generally accepted accounting principles (“U.S. GAAP”) in order for the holders of the Fund 12 Beneficial Interests to understand the changes in the assets and liabilities of the Liquidating Trust during the reporting period and the actions taken by the Managing Trustee during the calendar year. The financial statements contained in the annual report are and will be prepared in accordance with U.S. GAAP; however, as the Commission notes, the financial statements filed with the Commission are not audited by a registered public accounting firm. In addition, the Liquidating Trust does not file its financial statements in the eXtensible Business Reporting Language (“XBRL”) interactive data format as an exhibit. Certifications are signed and filed by the co-principal executive officers and principal financial officer of the Managing Trustee of the Liquidating Trust with the annual report filed under cover of Form 10-K. In this regard, the certification has been modified from the certification provided in Item 601 of Regulation S-K in the following respects:

• Board of Directors and Auditors: The Liquidating Trust does not have a Board of Directors and therefore all references to the Board of Directors of the Liquidating Trust have been deleted. Further, the financial statements included with the annual report filed under cover of Form 10-K will not be audited and therefore any references to auditors are deleted as well.

• Signatures: Because the Liquidating Trust does not have a principal executive officer or principal financial officer, the signature requirements for the certifications will be met by the co-principal executive officers and principal financial officer of the Managing Trustee. Any reference to Liquidating Trust’s certifying officer(s) in the certification is a reference to the co-principal executive officers and/or the principal financial officer of the Managing Trustee, as applicable. Each of the co-principal executive officers and the principal financial officer of the Managing Trustee will sign the certification in his or her individual capacity.

• Internal Controls: The references in paragraph 4 of the certification to internal controls over financial reporting and the design of such internal controls are included in certifications accompanying annual reports.

The Managing Trustee has and will continue to cause the Liquidating Trust to file with the Commission a current report under cover of Form 8-K using Fund Twelve’s Commission file number (File No. 000-53189) whenever an event occurs for which Form 8-K requires such report to be filed for the Liquidating Trust or whenever, in the opinion of the Managing Trustee, any other material event relating to the Liquidating Trust or its assets or liabilities has occurred. Consistent with the liquidating trust line of no-action letters, the Liquidating Trust will not provide holders of the Fund 12 Beneficial Interests with quarterly reports and, therefore, no quarterly reports have been filed under cover of Form 10-Q for the Liquidating Trust.

Summary of Liquidating Trust No-Action Relief Guidance

The Commission or its staff has in the past consistently agreed to grant relief from the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act to provide quarterly reports on Form 10-Q and to include audited financial statements in annual reports on Form 10-K to registrants who have substantially curtailed their operations upon a showing that not filing quarterly reports or including audited financial statements in annual reports would not significantly alter the total information available to investors and that filing quarterly reports and including audited annual financial statements in annual reports would present an unnecessary burden or expense. In addition, the absence of a trading market for the registrant’s securities is one of the staff’s standards for granting such relief. See Exchange Act Release No. 9660 (June 30, 1972) (Release 34-9660) and the following no-action letters: ICON Income Fund Nine Liquidating Trust (Pub. Avail. March 26, 2013); G REIT, Inc. and G REIT Liquidating Trust (Pub. Avail. February 25, 2008); ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust (Pub. Avail. Aug. 14, 2007); T REIT, Inc. and T REIT Liquidating Trust (Pub. Avail. Aug. 9, 2007); Global Preferred Holdings, Inc. (Pub. Avail. July 18, 2006); Cygnus, Inc. (Pub. Avail. March 27, 2006); FORE Holdings LLC and FORE Holdings Liquidating Trust (Pub. Avail. December 1, 2005); Shelbourne Properties et al. (Pub. Avail. Apr. 29, 2004); Wilmington Trust Company et al. (Pub. Avail Feb. 26, 2003); PLM Equipment Growth Fund III, Liquidating Trust (Pub. Avail. June 9, 2003); and Burnham Pacific Properties, Inc., BPP Liquidating Trust (Pub. Avail. June 21, 2002).

The Liquidating Trust has no ongoing operations and operates exclusively to liquidate its few remaining assets, pay its expenses and obligations and distribute cash to the holders of the Fund 12 Beneficial Interests. The Liquidating Trust will not operate in any capacity to acquire additional investments. The Fund 12 Beneficial Interests are not, and will not be, listed on any exchange or otherwise actively traded. Neither the Managing Trustee, the Liquidating Trust, nor any of their affiliates will take any actions to facilitate or encourage any trading in the Fund 12 Beneficial Interests nor any instrument or interest tied to the value of the Fund 12 Beneficial Interests.

We do not believe that the Liquidating Trust is an issuer of “equity securities” within the meaning of Section 12 of the Exchange Act; and accordingly, registration of the Fund 12 Beneficial Interests pursuant to the Exchange Act is not required. The Liquidating Trust’s sole purpose is to liquidate the assets, distribute the cash and the cash proceeds received therefrom and satisfy the liabilities with respect to the assets transferred to it. The Liquidating Trust will terminate, unless its term is extended, upon the earlier to occur of (i) the payment to the holders of the Fund 12 Beneficial Interests of all of the proceeds from the assets in the Liquidating Trust and (ii) December 23, 2021. Without limiting the foregoing, the Liquidating Trust will not have any objective to continue or engage in the conduct of any trade or business. No certificates representing the Fund 12 Beneficial Interests have been, nor will they be, issued, and the Fund 12 Beneficial Interests will not be transferable except that they will be assignable or transferable by will, intestate succession, or operation of law. There is no trading market, nor will there be a trading market, for the Fund 12 Beneficial Interests. Due to the restriction on transfer and the lack of a trading market for the Fund 12 Beneficial Interests, there is no need for the general public to have access to the type of information about the Liquidating Trust required by Section 13 of the Exchange Act. Holders of the Fund 12 Beneficial Interests, however, will continue to have access to annual and current reports filed under cover of Form 10-K (with the modified certifications described above) and 8-K, respectively. In similar circumstances, the staff of the Division of Corporation Finance has consistently stated that it would not recommend any enforcement action in the absence of registration of beneficial interests in a liquidating trust. See, e.g., G REIT, Inc. and G REIT Liquidating Trust, supra; ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust, supra; T REIT, Inc. and T REIT Liquidating Trust, supra; PLM Equipment Growth Fund III, Liquidating Trust, supra; Burnham Pacific Properties, Inc., PBB Liquidating Trust, supra.

Compliance with the reporting obligations of the Exchange Act would place an unreasonable financial and administrative burden on the Liquidating Trust and significantly reduce the amount of distributions available to be paid to holders of the Fund 12 Beneficial Interests. There are currently no employees of the Liquidating Trust. The costs associated with auditing annual financial statements, preparing the financial statements in the XBRL interactive data format and preparing and filing quarterly reports, averages approximately $260,000 annually for the Liquidating Trust (inclusive of outside accounting and auditing costs, but exclusive of internal accounting and related costs), and requires the assignment of approximately two employees of the Managing Trustee to these tasks, equating one full-time equivalent staffperson, would also decrease the proceeds available for distribution. Pursuant to Liquidating Trust Agreement, the Managing Trustee is obligated to prepare annual reports that contain, among other things, unaudited financial information for the Liquidating Trust that the Liquidating Trust will file with the Commission under cover of Form 10-K (with the modified certifications described above). Such annual reports contain information for a company in a non-operating, liquidation mode and an unaudited balance sheet prepared in accordance with U.S. GAAP. In addition, the Liquidating Trust plans to file current reports under cover of Form 8-K whenever an event occurs for which Form 8-K requires such report to be filed for the Liquidating Trust or whenever, in the opinion of the Managing Trustee, any other material event relating to the Liquidating Trust or its assets has occurred.

Because there is no, nor will there be any, public or private market for the Fund 12 Beneficial Interests and the Liquidating Trust will keep the holders of the Fund 12 Beneficial Interests informed of material developments through timely filings of annual and current reports under cover of Forms 10-K (with the modified certifications described above) and 8-K, respectively, we believe that the Liquidating Trust meets the criteria set forth by the Commission and need not (i) file quarterly reports on Form 10-Q, (ii) include audited financial statements in its annual reports on Form 10-K or (iii) present its financial statements in an interactive format through the use of XBRL. Not requiring the Liquidating Trust to (i) file quarterly reports on Form 10-Q; (ii) include audited financial statements in its annual report on Form 10-K or (iii) present its financial statements in an interactive format through the use of XBRL is not inconsistent with the protection of investors as the Fund 12 Beneficial Interests will not be traded and holders thereof will be kept informed of material fiscal developments through access to annual and current reports as filed with the Commission.

Based on the foregoing, we believe that the Liquidating Trust meets the criteria established in Release 34-9660 (June 30, 1972), which set forth the Commission’s position that relief from the reporting requirements may be granted where issuers can demonstrate that such relief is consistent with the protection of investors and that it would be difficult for the reporting company to comply with such requirements.

Your comments and the Trust’s specific responses thereto are set forth below.

Item 5. Market for Registrant’s Securities, Related Security Holder Matters and Issuer Purchases of Equity Securities, page 1

1.       We note that the estimated fair value per interest was primarily based on the fair values provided by Dull & Plelps, LLC, a third party independent valuation and consulting firm with expertise in complex valuations. Please file the written consent required by Item 601(b)(23) of Regulation S-K or explain to us why a consent is not required.

Response: The Trust believes that a consent of Duff and Phelps, LLC is not required in connection with the Annual Report because consents are not required in Forms 10-K pursuant to Item 601(b)(23) of Regulation S-K. See Item 601(b)(23)(ii), which provides, in part “…such consent may be filed as an exhibit…” (emphasis added). Further, the text of Item 601(b)(23)(ii) states that such a consent may be filed in Exchange Act reports “Where the filing of a written consent is required with respect to material incorporated by reference in a previously filed registration statement under the Securities Act…” See also “Remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Developments” by Stephanie L. Hunsaker. Ms. Hunsaker stated that a consent could be filed with a periodic report if there are currently existing Registration Statements on Forms S-3 or S-8 that automatically incorporate by reference any subsequently filed Forms 10-K.

The Trust is in liquidation and only operates to the extent required to maximize any proceeds from its assets for the benefit of its beneficial owners. The Trust has no currently effective registration statements. Even if the Trust had an effective registration statement, due to the nature of the Trust as a direct participation program (DPP) whose securities are not publicly traded, the Trust would not be eligible for forward incorporation by reference. In addition, the Trustee’s determination of fair value based, in part, on Duff and Phelps, LLC’s report is required in order for the Trust to comply with the Financial Industry Regulatory Authority, Inc.’s (“FINRA”) Rule 2340 for customer account statements. Therefore, the Trust does not believe, for the reasons cited above, that the consent of Duff and Phelps, LLC is required to be included in the Annual Report.

Financial Statements

Report of Independent Public Accounting Firm, page 4

2.       Please revise to include an audit report for the year ended December 31, 2018 or explain to us why the financial statements for the year are not required to be audited.

Response: The Trust’s determination not to include audited financial statements in its Annual Report is consistent with the position of other similarly situated liquidating trusts, including those of ICON Income Fund Nine Liquidating Trust (No-Action relief granted March 26, 2013) and ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust (No-Action relief granted August 14, 2007), affiliates of the Trust. As further described above, in those no-action letters, the Commission agreed that audited financial statements would not be required, balancing the cost of obtaining such audits against the beneficial owners’ desire to maximize the assets to be distributed to those same beneficial owners of the liquidating trusts.

The Trust did not obtain a no-action letter of its own, in part, based upon the Commission’s position of no longer granting such liquidating trust no-action letters without novel or unique issues. The Trust is, therefore, relying upon the principles set forth in the long line of existing liquidating trust no-action letters and its position regarding the filing of unaudited financial statements is consistent with such principles. The Trust is working to conserve assets for the benefit of its beneficial owners while at the same time providing sufficient financial information to those same beneficial owners and the public to understand the financial position of the Trust as it winds down and liquidates its assets.

Exhibits

3.       It does not appear that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) comply exactly with the certifications set forth in Item 601(b)(31)(i) of Regulation S-K. Please revise or advise. In addition, please revise to provide Section 1350 certifications required by Item 601(b)(32)(i) of Regulation S-K or explain to us why the certifications are not required.

Response: The certifications contained in the Annual Report, and the Trust’s omission of the Section 1350 certifications from the Annual Report, are each consistent with the requirements of certifications for the liquidating trust line of no-action letters referred to above, including those of ICON Income Fund Nine Liquidating Trust and ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust.

General

4.       Please revise to include the information required by Parts I, II, III and IV of Form 10-K that have been omitted or explain to us why such information is not required.

Response: The Trust’s omission of certain information required by Parts I, II, III and IV of Form 10-K is consistent with the guidance set forth in the liquidating trust line of no-action letters referred to above, including those of ICON Income Fund Nine Liquidating Trust and ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust. In addition, the Trust holds minimal assets as set forth in its financial statements and is merely holding such assets until their disposition and subsequent distribution of the proceeds to its beneficial owners. Therefore, there is no information other than that contained in the financial statements included in the Annual Report that is responsive to the disclosures in Part I of Form 10-K. The applicable information in Part II (Item 5) is included in the Annual Report. The remaining items of Part II of Form 10-K are not applicable to the Trust. The Trust has no officers or directors and therefore the information required in Part III is inapplicable to the Trust and the information that has typically been reported in Parts III and IV of the Trust’s Form 10-K, including information regarding related party transactions, is included in the financial statements attached to the Annual Report. The Trust’s Annual Report is consistent with the Forms 10-K filed by affiliates of the Trust in liquidation in prior years and is consistent with the liquidating trust line of no-action letters referred to above. Therefore, the Trust does not believe that any amendment to the Annual Report is required.

Please let me know if you have any additional questions. I can be reached at the email and phone number listed above.

Very truly yours,

/s/ Deborah S. Froling

Deborah S. Froling